October 4, 2007

Mr. Milwood Hobbs

Staff Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Danka Business Systems PLC

Form 10-K for the Fiscal Year Ended March 31, 2007

Filed June 27, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Filed August 2, 2007

File No. 0-20828

Dear Mr. Hobbs,

The letter in relation to the above from Mr. Moran to A.D. Frazier was referred to me for reply.

Danka recently concluded its second fiscal quarter ending September 30, 2007. Because of the significant efforts to be incurred by our finance and legal teams over the next several weeks in preparation of our third quarter Form 10-Q filing, we would appreciate an extension to respond to the above letter until October 30, 2007. The extension will allow our finance and legal teams to adequately respond to the letter while incorporating the responses into our third quarter Form 10-Q.

Please let me know if this request is acceptable to you. Thank you in advance for your attention to this matter.

Yours sincerely,

/s/ Edward K. Quibell
Edward K. Quibell
Executive Vice President
Chief Financial Officer
EKQ/mkp

Cc:	A.D. Frazier

Jean Dinovo-Johnson

Mary Priolo

Gary Cullen, Skadden Arps Slate Meacher & Flom LLP

Tim LaMacchia, Ernst & Young

Danka Business Systems PLC

11101 Roosevelt Boulevard

St. Petersburg, Florida 33716

Ph: (727) 622-2856

Fax: (727) 622-2185